HEALTH TECHNOLOGIES INTERNATIONAL, INC.
163 South Street
Hackensack, New Jersey 07601
(201) 457-1221
(201) 457-1331 (Facsimile)

April 29, 1997

Zsigmond Sagi
Chief Executive Officer
Scantek Medical, Inc.
19 Longley Court
Mountain Lakes, N.J.

      RE: License Extension

Dear Mr. Sagi:

         This letter agreement sets forth the mutual understanding of Scantek Medical, Inc. ("Scantek") and Health Technologies International, Inc. ("Licensee") with respect to a certain previously executed license granting the Licensee exclusive use of the BTAI, and improvements thereto, in Chile and Singapore. Since both Scantek and the Licensee deem it in their best interest to extend and modify the License, the License Agreement is hereby amended and it is the mutual understanding of the parties that:

        1) The License continues to remain in full force and effect;

        2) The $250,000 license fee referred to in Section 3A of the License Agreement must be paid not later than:

             A) $50,000 upon execution of this Amendment; and

             B) $200,000 on or before May 15,1997.

      3) All other terms and conditions of the License Agreement remain in effect, except as they should reasonably be modified to conform with the change in the above dates.

     If your understanding is the same as ours, please sign below to indicate Scantek's acceptance of these amended terms, your authority to so execute, and to acknowledge receipt and sufficiency of ten dollars paid in hand, as well as other good and valuable consideration, including the mutual promises exchanged hereby.

Yours truly,                                             REVIEWED, AGREED TO AND ACCEPTED
                                                               this 30th day of April, 1997

HEALTH TECHNOLOGIES                 SCANTEK MEDICAL, Inc.
INTERNATIONAL, INC.

BY:___________________________      BY:___________________________
      ROGER L. FIDLER                                           ZSIGMOND SAGI
      PRESIDENT                                                      PRESIDENT

LICENSING AGREEMENT
BETWEEN
SCANTEK MEDICAL, INC.
AND
HEALTH TECHNOLOGIES INTERNATIONAL, INC.

     THIS AGREEMENT is made this 15th day of August, 1996 by and between Scantek Medical, Inc. (the "Licensor"), a Delaware corporation having its principal place of business at 19 Lockley Court, Mountain Lakes, New Jersey 07046, and Health Technologies International, Inc., (the "Licensee"), a New Jersey corporation having its principal place of business at 400 Grove Street, Glen Rock, New Jersey 07452, with reference to the following facts and upon the following terms and conditions:

     WHEREAS, Certain technology having been the object of Letters Patent of the United States (the "Patent Rights") set forth on Exhibit A which have been assigned to the Licensor along with numerous patents obtained on the same technology in countries other than the United States; and

     WHEREAS, Licensee is desirous of obtaining, for itself and its Affiliates, an exclusive license to use said Patent Rights, Technical Information and Know-How, defined below, to assemble certain devices described on Exhibit B hereto (the "Licensed Devices") and to sell and use the Licensed Devices in the Territory, defined below; and

     WHEREAS, Licensor is willing to grant such rights to Licensee on the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the foregoing premises, which are hereby incorporated as part of this Agreement, and the mutual covenants herein contained, the parties hereto agree as follows:

1. DEFINITIONS

     The following terms as used in this Agreement shall, unless clearly indicated otherwise, have the following meanings:

     A. "Territory" shall mean the countries of Chile and Singapore.

     B. "Licensed Devices" shall mean the BTAI Devices described on Exhibit B to be marketed by the Licensee in the Territory and all improvements thereto.

     C. "Affiliate" shall mean any company, Twenty percent (20%) or more whose voting stock is owned or controlled directly or indirectly, by a party to this Agreement and any company which owns or controls, directly or indirectly Twenty percent (20%) or more voting stock of a party to this Agreement.

     D. "Minimum Net Sales" shall mean the Minimum Net Sales specified on Exhibit D which Licensee is required to maintain in each country there listed.

     E. "Net Sales" shall mean the gross amount invoiced for the Licensed Devices less all credits or allowances granted on account of rejection, returns, billing errors, duties, taxes and other governmental charges.

     F. "Technical Information and Know-How" shall mean all information belonging to Licensor or in Licensor's possession which is necessary for the assembly, marketing and use of the Licensed Devises including, inter alia, written assembly directions, quality control specifications and procedures used in connection therewith and information and data regarding the clinical use of the Licensed Devices, and also information utilized by Licensor in obtaining governmental approvals for the sale of the Licensed Devices.

     G. "Minimum Royalty" shall mean the minimum royalty which must be paid by the Licensee to Licensor during each Contract Year hereunder.

     H. "Percentage Royalty" shall mean a royalty equal to fifteen percent of Net Sale of Licensed Devises during each Contract Year by Licensee.

     I. "Contract Year" shall mean each year during the term of this Agreement commencing on an anniversary of the date hereof and ending on the day immediately preceding the next such anniversary.

2. EXCLUSIVE LICENSE

     Subject to the Licensee's compliance with the terms hereof, the Licensor hereby grants to the Licensee during the term hereof, a non-assignable, indivisible, non-transferable exclusive right and license in and only within the Territory, to assemble, use, and sell the Licensed Device containing the Patent Rights (including all patents issuing upon any of such patent applications) and the Technical Information and Know-how. However, the Licensee shall have no power to grant sublicenses with respect to this License. The Territory covered by the exclusive license may be expanded only with the express written consent of the Licensor.

3. ROYALTIES AND LICENSE FEE

     A. In addition to any royalties specified below, and solely as consideration for Licensor's entry into this Agreement, the Licensee shall pay to the Licensor a non-refundable License Fee of Two Hundred Fifty Thousand Dollars ($250,000) to be paid as follows:

          i) $75,000 on or before January 31, 1997; and,

          ii) $175,000 on or before September 31, 1997, unless

          iii) Zigmed, Inc. ("Zigmed") is unable to supply the manufacturing line even though Licensee has made payment. If such non-delivery occurs then the payment of the license fee shall not required until six months after the actual delivery of a manufacturing line to Licensee meeting all operating specifications.

     B. Licensee shall pay to Licensor, in United States currency, the greater of (i) Percentage Royalties equal to fifteen percent of Net Sales of Licensed Devices by Licensee in the Territory during each Contract Year during the term of the Agreement, provided that under no circumstance shall the percentage royalty be less than $1.00 per Unit (Unit meaning one pair of the licensed device); or (ii) guaranteed Minimum Royalties ("Minimum Royalties") equal to the amounts for each Contract Year indicated on Exhibit E hereto.

     C. Within thirty (30) days of each calendar quarter during the term of this Agreement, Licensee shall deliver to Licensor a full, accurate and complete written statement, setting forth the following:

          (i) the aggregate Net Sales of Licensed Devices sold by and on behalf of Licensee during the three-month period ended on the 30th day of the immediately preceding June, September, December or March, as the case may  be;

          (ii) the amount of Percentage Royalties due to the Licensor from  Licensee for such three month period; and

          (iii) such other information as Licensor shall reasonably request.

     D. All reports required by subsection 3.C. shall be accompanied by payment to Licensor by Licensee of royalties as follows:

          (i) with respect to each quarterly period, the greater of (A) the Percentage Royalties payable with respect to Net Sales of Licensed Devices during such quarter or (B) one-quarter of the Minimum Royalties payable for the Contract Year of which such three-month period is a part; and

     E. Within thirty (30) days after each calendar year, Licensee shall deliver to Licensor a full, accurate and complete written statement, certified to be correct by Licensee's auditors, setting forth the following:

          (i) the aggregate sales of Licensed Devices by and on behalf of Licensee and canceled sales for the twelve-month period ending on the immediately preceding December 30;

          (ii) the amount of royalties due (whether or not paid by Licensee to Licensor prior to the date of such statement) to Licensor from Licensee on account of the sales (on a country-by country basis) of Licensed Devices during the twelve-month period ending on the immediately preceding  December; and

          (iii) all other information necessary to compute the amount of royalties referred to in Clause D(i) above and such other information as the Licensor shall reasonably request.

     F. Licensee shall maintain true, complete and correct books and records of all transactions within the scope of this Agreement, in accordance with generally accepted accounting principles, to enable Licensor to readily ascertain all amounts payable hereunder and the information to be set forth in the statements required by this Section 3. Licensor, its agents or representatives, shall have the right, during Licensee's normal business hours, at anytime and from time to time during the term of this Agreement and for a period of two years thereafter, to inspect, examine and copy all or any part or parts of such books and records and all other documents and materials (at Licensor's expense), relating to the transactions contemplated by this Agreement. All such books and records shall be kept available by Licensee for at least two years after the termination of this Agreement. (However, Licensee shall be free to destroy any material more than six (6) years old.

     G. All license and royalty payments shall be made in United States Dollars by Licensee to Licensor without deduction for any Federal, local or foreign withholding taxes of any kind or nature whatsoever, except taxes or levies specifically required by any government of the Territory to be withheld on royalties, in which event Licensee shall furnish to Licensor at the time of payment of royalties hereunder all appropriate official receipts and reporting forms therefor. All royalty payments which are not paid when due shall bear interest from the due date of such payments until paid at the then current prime rate of Citibank. The amount of the royalty and license fees ("Fees") due and payable in United States Dollars shall be computed by converting the Fees which are to be initially fixed by applying the appropriate percentages to the Net Sales, as defined hereinabove, at the rate set forth in the Wall Street Journal for the required conversion on the date said Fees are due.

     H. In the event that at any time during the term of this Agreement the consumer price index (or similar or parallel index or statistical measure as may be in effect from time to time in the Territory) compiled by the agency or department of the national government of the Territory responsible under law, rule or regulation of the Territory for compiling such index or statistical measure (hereinafter called the "CPI") shall be increased by 10%, or any multiple of 10%, over the index base in effect on the date hereof, then the amount of Minimum Royalties set forth in Exhibit E hereto and the amount of inimum Net Sales set forth in Exhibit D hereof shall be increased by 10% for each such 10% increase in the CPI. Such increase, however, shall terminate in the event the CPI shall fall below the point at which an increase was required. The date for determining whether the CPI shall have increased sufficiently to require an increase in Minimum Royalties and minimum Net Sales for the following Contract Year shall be each January during the term of this Agreement. In the event that there shall be any substantial change in the construction of the CH at any future time, or if there shall be any change in the title or designation thereof, the succeeding price index shall be substituted for the CPI, with due adjustment for such changes in the construction of such index as may be required to achieve the adjustment of Minimum Royalties and Minimum Net Sales herein contemplated. In the event of any dispute between the parties as to the nature or extent of adjustments to such succeeding price index, the dispute shall be submitted to the governmental agency or department responsible for compiling the index, or, if such agency or department shall refuse to settle such dispute, to a qualified statistician or economist agreed upon by both parties hereto, or if the parties cannot so agree, to a qualified statistician or economist appointed by a justice of the Supreme Court of the State of New York. Any such determination shall be conclusive and binding on the parties hereto.

     I. Receipt or acceptance by Licensor of any documents or reports furnished, or of any amounts paid, pursuant to this Agreement shall not preclude Licensor from questioning the correctness of any or all such documents, reports and amounts at any time. In the event that such inspection or examination shall disclose an underpayment of two (2%) percent or more of the total amount payable to Licensor for any three-month period for which royalties were required to be paid hereunder, then the expenses incurred by Licensor, its agents andrepresentatives in connection with such inspection or examination shall be borne by Licensee.

     J. Licensee shall sell to Licensor 400,000 shares of its Common Stock, representing 20% of the total issued and outstanding Common Stock of the Licensee as at the date of this agreement, for the sum of $40.00 ($.0001 per share). Under no circumstance however shall Licensor's Common Stock position be diluted to less than 15% of the issued and outstanding Common Stock of the company. In any event, Licensor shall receive at nominal cost warrants to purchase sufficient shares of Common Stock to maintain its 20% ownership, such warrants shall allow the purchase of such additional shares at $2.25 per share for five years from the date of issuance.

4. TERM

     A. Subject to Licensee's compliance with its obligations hereunder the term of this Agreement shall be to the end of the term for which the Letters Patents have been granted or will be granted on above referenced applications and improvements thereto, but subject to the following:

           (i) If the Licensee shall abandon the exploitation of the Licensed Device by failing for a period of twelve consecutive months to achieve the Minimum Net Sales of the Devices with respect to each country specified in Exhibit D the Licensor may on thirty days written notice to the Licensee, at its option either (i) terminate this Agreement or (ii) delete such country from the definition of "Territory," in either case without prejudice, however, to the money due to the Licensor hereunder.

          (ii) If the Royalty payments are in arrears for thirty days after the due date, and if thereupon notice is given to the Licensee both by telegram, telefax, or by registered mail, and if thereafter such payment remains in arrears for thirty days after the sending of such notice; or if  the Licensee defaults in performing any of the other terms of this Agreement and continues in default for a period of thirty days after  written notice thereof; or if the Licensee is adjudicated with its creditors; or if a receiver is appointed for it; then, in any such event, the Licensor shall have the right to terminate this Agreement upon giving notice to the Licensee at least thirty days before the time when such termination is to take effect, and thereupon this Agreement shall become void but without prejudice to any remedy of the Licensor.

          (iii) Upon termination under subdivisions W, or (ii) of this paragraph, the Licensee shall duly account to the Licensor and transfer to it all Patent Rights processes, and apparatus, together with all copies its documentation evidencing or embodying the Technical Information and  know-how in respect thereof, and all rights to any sublicense or sublicenses which may have been granted pursuant to the terms hereof.

5. MANUFACTURING AND PURCHASE

     A. Pursuant to an agreement to be signed/ Licensee shall arrange to purchase a turnkey manufacturing line (the "Line").

     B. Upon completion of the Line, the portion of the Line that manufactures Sensors for the Licensed Devices ("Sensors") shall be installed at the same location as Licensor's own manufacturing facility. Licensor shall operate that portion of the Line and to the extent of the Lines manufacturing capacity, shall deliver Licensee's requirements for Sensors to Licensee, F.O.B. Licensor plant location, for cost, plus one hundred percent (100%).

     C. Payment by the Licensee shall be payable thirty (30) days after date of shipment, F.O.B. Licensor's (or its subcontractors) factory. Licensee shall be responsible for risk of loss, customs clearing and transportation. Licensee acknowledges that it is responsible for the cost of shipment and insurance of all units purchased once they are delivered to the F.O.B. point, which point shall be the manufacturing plant. Title to all units of sensors or Licensed Devices will pass to Licensee upon delivery of such units to the carrier at the F.O.B. point referred to above.

     D. The cost for each unit of the Sensors sold by Licensor to Licensee shall be determined by Licensor's auditors in accordance with generally accepted accounting principles.

     E. Licensee shall inspect the Sensors, within 30 days after receipt. If Licensee timely rejects any units of the Sensors which do not conform to agreed upon specifications Licensor may substitute a like quantity of conforming Sensors. Licensee may reject any shipment of non-conforming units of the Sensors only within 30 days after receipt, by notice to Licensee stating the reason for rejection with specificity. Failure to timely reject or give proper notice of rejection shall be deemed to constitute acceptance of such shipment. Properly rejected units of the Sensors shall, at Licensor's sole option, be returned to Licensor (at Licensor's expense) or destroyed.

     F. If any shipping date is specified, such date represents a good faith estimate by Licensor. In any event, Licensor shall not be responsible for a delay in shipment resulting from events or circumstances beyond Licensor's control or for damages or losses attributable to any such delay.

     G. Licensor reserves a purchase money security interest in Sensors delivered pursuant to this Agreement in order to secure the prompt and full payment of the purchase price and other amounts due hereunder. Licensee agrees that Licensor may execute in Licensee's name and file with the appropriate authorities a financing statement to further perfect its security interest under applicable law.

     H. Licensor warrants that the Sensors shall be manufactured by it in accordance with the design, manufacturing, performance and packaging specifications, and the quality control and testing standards as the parties may from time to time agree upon in writing.

Licensor warrants that Sensors and Licensor's manufacturing procedures will comply with all requirements of applicable governmental bodies in the United States. Except as provided above, LICENSOR HEREBY EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES AND GUARANTEES WITH RESPECT TO THE LICENSED DEVISES OR SENSORS PURCHASED HEREUNDER, WHETHER WRITTEN, ORAL, IMPLIED OR INFERRED BY TRADE, CUSTOM OR PRACTICE, INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. LICENSOR SHALL NOT BE LIABLE UNDER ANY CIRCUMSTANCES FOR DAMAGES OF ANY KIND, WHETHER DIRECT, CONSEQUENTIAL OR OTHERWISE RELATING TO THE PERFORMANCE OF ANY SENSOR. IN NO EVENT SHALL LICENSOR'S LIABILITY UNDER THIS AGREEMENT EXCEED THE PURCHASE PRICE FOR THE SENSORS PURCHASED HEREUNDER.

     I. If licensee does not pay the full amount of the purchase price and other amounts specified under this Agreement or in any other order from Licensor as and when due, then, in addition to its other rights or remedies hereunder and under applicable law, Licensor may withhold performance of its obligations hereunder or cancel any outstanding orders, without liability to Licensee by Licensor, and without discharge or mitigation of any of Licensee's obligations.

     J. Licensee may not cancel or assign any order given to Licensor without the prior written consent of Licensor, which Licensor may withhold in its sole and absolute discretion.

     K. Nondelivery or default by the Licensor as to any installment shall not be deemed a breach of this Agreement except as to such installment. Such nondelivery or default shall not relieve Licensee from its obligation to accept and pay for any subsequent or prior installment, regardless of whether such nondelivery substantially impairs the value of this contract.

6. USE OF TRADEMARKS, TECHNICAL INFORMATION AND KNOW-HOW

     Licensee, and, if Licensee performs its obligations hereunder, Licensor, agree to freely exchange any Technical Information and Know-How developed by them through an open and continuous dialogue regarding their operations. [Licensor agrees to license at no additional cost to Licensee any and all trademarks and service marks owned by Licensor.] Such license(s) shall be solely for use in connection with sale of the Devices in the Territory.

7. NOTICE

     Any notice to be given pursuant to the terms of this Agreement shall be addressed as follows:

If to the Licensor:        Zsigmond Sagi, President
                                       Scantek Medical, Inc.
                                       19 Lockley Court
                                       Mountain Lakes, New Jersey 07046

If to the Licensee:       Roger Fidler, Esq.
                                      400 Grove Street
                                      Glen Rock, New Jersey 07452

8. NECESSARY DOCUMENTS

     The Licensee shall furnish to the Licensor, or to nominees and patent attorneys, all information and documents regarding any inventions or improvements developed by the Licensee, including the apparatus, processes, and formulas in respect thereof, in order to enable the Licensor to operate thereunder and to enable its attorneys to prepare and prosecute Patent applications therefor, with respect to any and all improvements developed by Licensee the understanding that, if so requested by the Licensor, such attorneys shall collaborate with such other Patent attorney as the Licensor may designate. The Licensor shall (at Licensee's expense) render to the Licensee such services in their consulting capacity as may be necessary in order to instruct the Licensee, or its appointed representative, in all operations pertaining to the industrial and commercial exploitation of the Inventions.

9. OWNERSHIP OF PATENTS

     All Patents shall be the exclusive property of the Licensor, subject to the exclusive license hereby granted. The Licensor shall, upon demand, execute and deliver to the Licensee such documents as may be deemed necessary or advisable by counsel for the Licensee for filing in the appropriate Patent offices to evidence the granting of the exclusive license hereby given. No additional patents covering any technology developed by Licensor, or the Licensee which uses the Licensor's technology as a starting point, shall be applied for by the Licensee without the Licensor's express written consent.

10. INFRINGEMENT

     The Licensee shall defend at its own expense all infringement suits that may be brought against it on account of the assembly, use, or sale of the processes, apparatus and Licensed Devices, covered by this Agreement, and when information is brought to its attention indicating that others without license are Unlawfully infringing on the rights granted by Paragraph I hereof, it shall prosecute diligently any such infringing at its own expense. If the Licensee finds it necessary or desirable in any suit that the Licensee may institute, the Licensee may join the Licensor as parties' plaintiff. In such event, the Licensor shall not be chargeable for any costs or expenses. In connection with such suits, the Licensor shall execute all papers necessary or desirable and the Licensor shall testify in any suit whenever requested to do so by the Licensee. All out-of-pocket expenses of the Licensor for travel, accommodations, and meals (but not for lost income) shall be paid by the Licensee whenever such testimony is requested.

11. NEW INVENTIONS and TEST RESULTS

     If during the continuance of this license the Licensee makes any further improvements in the Licensed Devices, the Technical Information and Know-How or the Patent Rights or the mode using them, or becomes the owner of any such improvements either through Patents or otherwise, then it shall and hereby does assign such Improvements to the Licensor that shall give the Licensor full information, and the rights to using them. However, during the term of this Agreement, the Licensee shall be entitled to use the same with all rights which are hereby granted to the Licensee in respect to the Patent Rights and the Technical Information without paying any additional royalty with respect thereto. Licensee shall also provide Licensor with any and all test results arising from tests of any Licensed Devices when such results are available.

12. ARBITRATION

     Except as otherwise provided herein, any dispute under this Agreement shall be settled by arbitration in pursuant to the Commercial Rules, then obtaining, of the American Arbitration Association, such arbitration to be conducted in New York, New York, or such other place as the parties hereto may mutually Agree.

13. BENEFIT

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors in interest.

14. NONDISCLOSURE AND TECHNICAL ASSISTANCE

     A. Licensor will act as Licensee's subcontractor, and, in that capacity will advise and assist Licensee in the establishment and installation of such production facilities and the procurement and installation of such equipment therefor including the Line purchased by Licensee from Zigmed as Licensee may need during the term of this Agreement for the manufacturer by Licensor of the Products, and thereafter will advise and assist Licensee in the operation of such production facilities and equipment.

     B. TECHNICAL ASSISTANCE. Licensor shall furnish to Licensee the services of technicians of such skills and-in such number as may be required to discharge properly its responsibilities under this Agreement free of charge for a period of one year. After one year, Licensee shall pay for said services at Scantek's standard rate. Details regarding the selection of personnel and their period of residence in the Territory will be determined by mutual consent. Likewise, Licensee shall make available under like terms, technicians to assist Licensor in further development of the Licensed Device.

     C. CONFIDENTIAL INFORMATION. Upon the effective date and thereafter during the term of this Agreement, Licensor shall make available to Licensee full and complete Technical Information and Know-How possessed on the date of this Agreement by Licensor relating to the Licensed Devices. Licensor shall not during the term of this Agreement disclose to any other person, firm or corporation in the Territory other than Licensee, any technical information relating to the subject matter of this Agreement. Nothing, contained in this Agreement shall be construed to require Licensor to disclose to Licensee any information which Licensor shall have acquired from others if the disclosure thereof to Licensee would breach the then existing obligations of Licensor.

     (ii) Licensee shall not use or disclose any information received from Licensor under this Agreement for any purpose other than the sale of the Licensed Devices covered by this Agreement. Licensee shall not disclose any information received from Licensor under this Agreement to any person except persons in Licensee's employ to whom it shall be necessary to make such disclosure to enable Licensee to obtain the benefit of such information in the assembly of Licensed Devices which are included within the subject matter of this Agreement, and any such person shall receive such information only after agreeing in writing to hold same in strictest confidence and to use same only for the purposes specified and permitted in this Agreement. The foregoing restrictions on disclosures of information shall apply so long as the information has not properly come into the public domain by such disclosure in issued patents or otherwise.

     (iii) All employees of Licensee who shall be given access to confidential Technical Information and Know-How shall execute a Non-Disclosure and Assignment Agreement in form acceptable to Licensor.

     D. PATENTS. (i) Licensee may, only with the express written consent of the Licensor and at its own expense, apply for patents in any country on any discovery or invention which Licensee or its employees shall have obtained prior to the termination of this Agreement on any product or process related to the subject matter of This Agreement, notifying Licensor of its intention, keeping Licensor currently informed of its activities in respect thereto, and providing Licensor with copies of patent applications and amendments thereto, patent office communications, and other relevant papers. All such patent applications or issued patents must be assigned to the Licensor.

     (ii) Licensor hereby grants to Licensee an exclusive license to make, use and sell without limitation in the Territory under any such discovery or invention and any patent application, and any patents granted thereon, including renewals and reissues thereof, to the extent that they relate to the subject matter of this Agreement, which licenses shall extend to the end of the full term of the Agreement. These licenses shall not be assignable or divisible, and shall not include the right to grant sublicenses.

     E. TRADEMARKS. During the term hereof, Licensor, through its designated representative or representatives, will (grants to Licensee the right to] affix, without charge to Licensee, the Trademarks set forth on Exhibit F (the "Trademarks") as marks of certification to Licensed Devices assembled in the Territory by Licensee through the operations, practices, licenses, and processes which are the subject of this Agreement, provided:

          (i) that Licensee performs all tests and maintains such controls on the Licensed Devices as may be specified by Licensor;

          (ii) that all labels and packages for the Licensed Devices conform to the specifications of Licensor;

          (iii) that Licensee submits to Licensor, when requested by Licensor, a sample or samples of the Licensed Devices, or the packages or labels therefor, or of any material at any stage of preparation so that Licensor  may review or test the same or have it tested at any laboratory of its choice;

          (iv) that if any such product or material, label or package at any stage of production, or any packaging operation does not conform to the quality standards or specifications furnished to Licensee by Licensor, Licensee complies with the request of Licensor not to sell nor otherwise dispose of the products nor to proceed further with the preparation of such     material or with such packaging operation.

          (v) Licensee will comply with the instructions of Licensor with respect to the manner in which the Trademarks shall be used upon or in connection with the Licensed Devices, labels, packages, advertisements, and other materials relating to the Licensed Devices, and also with respect to the form and content of all such labels, containers, and advertising.

15. ADVERTISING

     A. During each Contract Year, Licensee shall appropriate and spend for advertising and promotion of Licensed Devices an amount equal to five percent (5%) of Net Sales during the immediately preceding Contract Year.

     B. As used herein, "advertising and promotion" shall mean, print advertising, broadcast (radio/TV) advertising, trade presentation materials, in-store aids and presentation materials and such other similar sales and marketing aids and programs.

     C. In the event Licensee fails to make the minimum advertising expenditures set forth herein during any Contract Year, the amount of deficiency shall be added to the minimum advertising expenditures required to be spent by Licensee on advertising the Licensed Devices during the following Contract Year. Failure to make minimum advertising expenditures during two (2) consecutive Contract Years shall be deemed a material breach of this Agreement and Licensor shall have the right to terminate the Term, effective immediately upon Licensor's notice of its intent to so terminate.

16. NON-COMPETITION

     In order to induce Licensor to enter into this Agreement, Licensee agrees that neither Licensee, nor its shareholders, officers, directors or principals (with the exception of Licensor's interest in Licensor), will during the term of this Agreement or, for a period of five (5) years from the date of termination hereof, manufacture Sensors or purchase Sensors manufactured by any entity other then Licensor for use in the Licensed Devices or any competing device, or directly or indirectly own, manage, operation or control of or be connected as an officer, director, shareholder, partner, consultant, owner, employee, agent, lender, donor, vendor or otherwise, or have any financial interest in or aid or assist anyone else in the conduct of any competing entity which manufactures, distributes or offers for sale goods similar to the Licensed Devices to any competing entity, except as otherwise permitted in this Agreement. Licensee, and its shareholders, officers, directors and principals further agree that they will not (i) personally, or cause others to personally induce or attempt to induce any employee to terminate their employment with the Licensor; (ii) interfere with or disrupt the Licensor's relationship with its suppliers or employees; or (iii) solicit or entice any person to leave their employ with the Licensor. For the purposes herewith, the term competing entity" shall mean any business or enterprise of any and every kind whatsoever which is engaged in the manufacture, distribution or sale of goods similar to the Licensed Devices, anywhere in the world; provided, however, that ownership of one (1%) percent or less of any class of outstanding securities of a company whose securities are listed on a national securities exchange or which has not fewer than 1,000 shareholders shall not be deemed to constitute ownership or participation in the ownership of the business of such company. If any portion of this Paragraph 16 shall be determined to be invalid and unenforceable, such determination shall not affect the validity or enforceability of the balance hereof, and such balance shall remain in full force and effect. In the event of any breach by Licensee of the provisions hereof, the Licensee acknowledges that the Licensor will not have an adequate remedy at law and the Licensor will be entitled to institute and prosecute proceedings in an appropriate Court of competent jurisdiction and to obtain an injunction restraining the Licensee from violating the provisions of this Agreement without posting a bond or other security.

17. INSURANCE

     Licensee and its subcontractors, and sublicensees, if any, shall carry product liability insurance with respect to the Licensed Devices with a limit of liability of not less than $1,000,000 and Licensor, its agents and affiliated companies shall be named therein as coinsured. Such insurance may be obtained in conjunction with a policy of product liability insurance which covers products other than the Licensed Items and shall provide for at least ten (ten) days prior written notice to Licensor of the cancellation or substantial modification thereof. Licensee shall deliver to Licensor a certificate evidencing the existence of such insurance policies promptly after their issuance. Licensee hereby agrees to provide Licensor a copy of said insurance policy prior to commencement of commercial sales of the Licensed Devices.

18. LAWS.

     This Agreement shall be construed, and all the rights, powers, and liabilities of the parties hereunder shall be determined in accordance with the laws of the State of New Jersey.

19. WAIVERS.

     No omission or delay of either party hereto in requiring due and punctual fulfillment by the other party of the obligations of such party hereunder shall be deemed to constitute a waiver of its right to require such due and punctual fulfillment or of any of its remedies hereunder.

20. ASSIGNMENT.

     Neither this Agreement nor any part thereof may be assigned by Licensee without the written consent of Licensor.

21. RELATIONSHIP BETWEEN THE PARTIES.

     In providing Technical Information and Know-How and technological assistance, Licensor and its employees are acting in an advisory capacity only. Neither Licensor nor its related companies, nor their employees, shall have any responsibility for the design, construction, or installation of facilities and equipment contemplated under this Agreement nor for any decisions which may be made in connection therewith, whether upon the recommendation of such employees or otherwise.

22. DISCLAIMER OF WARRANTIES OF PATENT RIGHTS

     The Licensor does not warrant the legality, validity or genuineness of the Patent or of the rights of the Licensor and assumes no responsibility or liability to the Licensee.

23.  MANUFACTURED ARTICLES TO CONTAIN PATENT NOTICE The Licensee shall affix to every Licensed Device manufactured by him under this license a label or plate (to be supplied by the Licensor) containing a statement that it was patented by the Licensor on a date specified, and no such Licensed Device shall be sold without such label or plate, unless such device is being sold in a country where no patent has been obtained.

24. COOPERATION

     In order to accomplish the intent of this Agreement the parties hereto agree to cooperate to fulfill the intent of this Agreement. To that end Licensor agrees to permit Licensee to maintain supervisory personnel in Licensor's manufacturing facility, at Licensee's expense, to observe sensor production.

25. DEFAULT OF LICENSOR OF LICENSE

     In the event that the Licensor is insolvent, has made an assignment for the benefit of Licensor's creditors or files under the Bankruptcy laws, Licensee shall have the right to immediately assume control of the sensor production utilizing Licensee's equipment either in Licensor's facility or at any other location.   In the event that the license granted hereunder is terminated for any reason, Licensor shall have no right to utilize Licensee's machinery or channels of distribution without the express written consent of Licensee.

IN WITNESS WHEREOF THE PARTIES HERETO HAVE SET THEIR HANDS ON THIS 15th DAY OF AUGUST, 1996.

HEALTH TECHNOLOGIES INTERNATIONAL, INC.  SCANTEK MEDICAL,INC.

BY:                                                                                   BY:
  ------------------------------------                                       ------------------------------------
    Roger Fidler                                                                         ZSIGMOND SAGI
    President                                                                              PRESIDENT

EXHIBIT A

PATENT RIGHTS

Country	Patent No.
-------	----------
U.S.	RE 32,000
4,190,058
4,651,749

Canada	1,130,157

EXHIBIT B

Territory

CHILE*

SINGAPORE*

*And their respective territories and dependencies

EXHIBIT C

Licensed Devices

     Notwithstanding the following more specific description of the licensed device, the Licensed Devices shall include any temperature sensing device manufactured by the Licensor using the patented technology set forth in the Patents listed in Exhibit A or improvements thereto.

     The BTAI is an early diagnostic direct reading, digital device to screen the breast for abnormalities, including cancer.

     The BTAI measures underlying breast tissue temperature and not skin surface temperature by retaining the emitted heat when BTAI is placed against the breast for 15 minutes. The averaged and recorded reading on the BTAI has taken into consideration that the temperature patterns of a woman's breasts are closely symmetrical. This method detects abnormalities by comparing the temperature differences in the corresponding areas of a woman's breasts.

     The BTAI device consists of a pair of non-woven pads made of spun-fiber material, each of which has three wafer-thin, pliant, aluminum foil, and temperature responsive segments attached to its inner surface. Each segment is wedge-shaped and contains 18 columns or bars of thermal dots. These dots contain a chemical heat sensor that changes color when exposed to a specific temperature.

 EXHIBIT D

Minimum Net Sales

     The minimum net sales shall be based upon market penetration set forth below. The size of the market in each of the three countries in the Territory shall be computed using official government census information from each of said countries. The market shall be the lesser of two pairs of BTAI for each woman between the ages of 25 and 70 or such usage as may be recommended by the relevant medical association or government agency in each country in the Territory.

                Year*                                 Percentage of  Market Penetration
                ----                                      ---------------------------------

                1997                                            0

                1998                                            1

                1999                                            3

                2000                                            4

                2001     AND AFTER               5

* This schedule is based upon the scheduled delivery of an operational  assembly line, part of which shall be installed in Licensor's facility,  part of which shall be installed in Licensee's facility. In the event that completion of or installation of the turn-key manufacturing line is delayed  beyond June 30, 1997, then the above referenced years shall be adjusted to  appropriate calendar years so as not to prejudice Licensee's 365 day time  periods in which to achieve the graduated market penetration.

EXHIBIT E

Minimum Royalties

     The minimum royalty for each year shall be as follows:

Year*	Minimum Royalty Payments
----	------------------------
1997	$ 80,000
1998	200,000
1999	300,000
1999 and thereafter	$400,000

* This schedule is based upon the scheduled delivery of an operational  assembly line, part of which shall be installed in Licensor's facility, part of which shall be installed in Licensee's facility. In the event that completion of or installation of the turn-key manufacturing line is delayed beyond June 30, 1997, then the above referenced years shall be adjusted to  appropriate calendar years so as not to prejudice Licensee's 365 day time  periods in which to achieve the graduated market penetration, i.e., the royalty payments will be deferred until the year following actual operational installation of the manufacturing line.